Commodity Advisors Fund L.P.

522 Fifth Avenue - 14th Floor

New York, New York 10036

November 6, 2012

VIA EDGAR

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Commodity Advisors Fund L.P.
Registration Statement on Form 10-12G
Securities Exchange Act File No. 000-54753

Ladies and Gentlemen:

Pursuant to your comment letter dated July 27, 2012, Commodity Advisors Fund L.P. (the “Registrant”) acknowledges that:

•	the adequacy and accuracy of the disclosure in its Form 10-12G is the responsibility of the Registrant;

•

Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-12G; and

•	the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please feel free to call the undersigned at (212) 296-1292 with any questions.

Very truly yours,

/s/ Damian George
Damian George
Chief Financial Officer

cc:	Mr. Todd Hand Esq. (Morgan Stanley Smith Barney LLC)
Mrs. Rita M. Molesworth Esq. (Willkie Farr & Gallagher LLP)
Mrs. Lisa J. Eskenazi Esq. (Willkie Farr & Gallagher LLP)